Exhibit 99.1


                                                                EXECUTION COPY




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                             STOCKHOLDERS AGREEMENT






                       NATIONAL BROADCASTING COMPANY, INC.








                               Dated May 11, 2004





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                                Table of Contents
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Article I            DEFINITIONS...........................................................................................1
           1.1       Certain Definitions...................................................................................1
           1.2       Capitalized Terms.....................................................................................6
           1.3       Other Definitions.....................................................................................6

Article II           Company STOCK.........................................................................................7
           2.1       Restrictions on Transfer of Company Stock.............................................................7
           2.2       Certain Acknowledgments; Stock Certificate Legend.....................................................7

Article III          GOVERNANCE OF THE COMPANY.............................................................................8
           3.1       Veto Rights of the Vivendi Representative.............................................................8
           3.2       Election of Directors and Operation of the Board.....................................................10
           3.3       Preparation for an IPO...............................................................................14

Article IV           COVENANTS OF THE COMPANY AND THE STOCKHOLDERS........................................................14
           4.1       Financial Statements.................................................................................14
           4.2       Right to Information with Respect to the Company; Reporting by Vivendi...............................16
           4.3       Confidentiality......................................................................................16
           4.4       Standstill...........................................................................................17
           4.5       Certain Transactions Affecting NBC Telemundo, Inc....................................................18
           4.6       Corporate Opportunity; Contractual Relationships.....................................................20
           4.7       Subscription for Equity Interests....................................................................21
           4.8       Strategic Committee..................................................................................22

Article V            REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS...................................................22
           5.1       Ownership of Company Stock...........................................................................22
           5.2       Organization, Power and Authority, Binding Agreement.................................................22
           5.3       No Conflicts.........................................................................................23

Article VI           MISCELLANEOUS........................................................................................23
           6.1       Notices..............................................................................................23
           6.2       Vivendi Representative...............................................................................25
           6.3       Joint and Several Obligations........................................................................25
           6.4       Subsequent Parties...................................................................................26
           6.5       Entire Agreement; No Inconsistent Agreement..........................................................26
           6.6       No Third-Party Beneficiaries.........................................................................26
           6.7       Severability.........................................................................................26
           6.8       Termination..........................................................................................26


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           6.9       Governing Law........................................................................................27
           6.10      Jurisdiction; Waiver of Jury Trial...................................................................27
           6.11      Mediation............................................................................................28
           6.12      Assignment...........................................................................................28
           6.13      Amendments; Waivers..................................................................................28
           6.14      Headings.............................................................................................29
           6.15      Counterparts.........................................................................................29
           6.16      Remedies.............................................................................................29
           6.17      Interpretation.......................................................................................29

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                             STOCKHOLDERS AGREEMENT

           STOCKHOLDERS AGREEMENT, dated as of May 11, 2004 (this "Agreement"), by and among General Electric Company, a New York corporation ("GE"), National Broadcasting Company Holding, Inc., a Delaware corporation and a wholly-owned Subsidiary of GE ("Parent"), National Broadcasting Company, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (including its successors, the "Company"), Vivendi Universal, S.A., a societe anonyme organized under the Laws of France ("Vivendi"), and Universal Studios Holding III Corp., a Delaware corporation and a Subsidiary of Vivendi ("Holding" and, together with Parent and any Person who is added to this Agreement pursuant to Section 2.1 or, prior to an IPO, Section 6.4, the "Stockholders").

           WHEREAS, the parties to this Agreement have entered into that certain Business Combination Agreement, dated as of October 8, 2003, providing, among other things, for the combination of the respective businesses of the Company, Universal Studios, Inc., a Delaware corporation and a Subsidiary of Holding, Universal Pictures International Holdings B.V., a company organized under the Laws of the Netherlands and a Subsidiary of Vivendi, and Universal Pictures International Holdings 2 B.V., a company organized under the Laws of the Netherlands and a Subsidiary of Vivendi (as the same may hereafter be amended, modified, supplemented or restated from time to time, the "Business Combination Agreement");

           WHEREAS, immediately following the consummation of the transactions contemplated by the Business Combination Agreement, Parent shall own shares of Class A common stock of the Company, par value $.01 per share (the "Class A Common Stock"), representing 80% of the issued and outstanding capital stock of the Company and Holding shall own shares of Class B common stock of the Company, par value $.01 per share (the "Class B Common Stock"), representing 20% of the issued and outstanding capital stock of the Company; and

           WHEREAS, the consummation of the transactions contemplated by the Business Combination Agreement is conditioned upon the execution and delivery of this Agreement by the parties hereto.

           NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereby agree, severally and not jointly, as follows:

                                   ARTICLE I

                                   DEFINITIONS

           1.1 Certain Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

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           "Aggregate Foreign Ownership Percentage" means the greater of (i) the percentage of issued and outstanding shares of capital stock of the Company held by Aliens, as calculated pursuant to the policies of the Federal Communications Commission under Section 310(b) of the Communications Act of 1934, as amended;
or (ii) the percentage of voting power represented by the issued and outstanding voting securities of the Company that is held or voted by Aliens, as calculated pursuant to the policies of the Federal Communications Commission under Section 310(b) of the Communications Act of 1934, as amended.

           "Alien" means (i) a Person who is not a citizen of the United States;
(ii) any entity organized under the laws of a government other than the government of the United States or any state, territory or possession of the United States; (iii) a government other than the government of the United States or of any state, territory or possession of the United States; and (iv) a representative of any of the foregoing.

           "Beneficially Own" or "Beneficial Ownership" shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act.

           "Board" means the board of directors of the Company.

           "Bylaws" means the Company's bylaws, as hereafter from time to time amended in accordance with the terms hereof and thereof and pursuant to applicable Law.

           "Canal + Group" means Canal +, S.A., a societe anonyme organized under the Laws of France, and its Subsidiaries.

           "Certificate of Incorporation" means the Company's certificate of incorporation, as hereafter from time to time amended in accordance with the terms hereof and thereof and pursuant to applicable Law.

           "Change of Control" means, with respect to a given Person, any of the following: (i) a merger, share exchange, consolidation or other business combination or transaction to which such Person is a party if the stockholders of such Person immediately prior to the effective date of such merger, consolidation or other business combination or transaction, as a result of such transaction, have Beneficial Ownership of voting securities of such Person or successor thereto representing less than 50% of the total voting power represented by the outstanding voting securities of such Person, (ii) a sale (including any transfer or exchange) of all or substantially all of the assets of such Person or (iii) with respect to the Company, the acquisition by any Person (other than a Permitted Transferee of the transferor) of more than 50% of the total voting power represented by the outstanding shares of Company Stock (or, with respect to any Person other than the Company, represented by the outstanding capital stock of such Person).

           "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.


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           "Company Stock" means, collectively, the Class A Common Stock, the
Class B Common Stock and any other securities of the Company or any other Person issued with respect to such Class A Common Stock and/or Class B Common Stock by way of a conversion, exchange, replacement, stock dividend or stock split or other distribution or in connection with a combination of shares, conversion, exchange, replacement, recapitalization, merger, consolidation or other reorganization or otherwise.

           "Demerger" means the separation from Vivendi of Vivendi's entertainment business or assets (in whole or in part), but including in such separated business or assets the music and games divisions and the business or assets of the Canal + Group, by share dividend, spin-off, split-off or similar transaction.

           "Demerger Entity" means any successor entity resulting from a Demerger that Beneficially Owns all of the shares of Company Stock held by the Vivendi Group prior to the Demerger; provided that immediately following such Demerger (a) the shares of Company Stock Beneficially Owned by such Demerger Entity and its Subsidiaries do not have a value (based upon the enterprise value of the Company at such time) that is equal to or in excess of 66-2/3% of the value of the Demerger Entity (based upon the enterprise value of the Demerger Entity at such time) and (b) no single stockholder (other than any member or members of the Vivendi Group), together with its Affiliates, shall Beneficially Own 29.9% or more of the aggregate issued and outstanding voting stock of such Demerger Entity.

           "Equity Derivatives Transaction" means any transaction (including any transaction commonly known as a derivatives transaction on equity securities or equity instruments) entered into or to be entered into by Vivendi or a member of the Vivendi Group, the payments under which are based upon the change in value of the shares of Company Stock or the deliveries under which are the shares of Company Stock, including, (i) any securities lending transaction, short sale, equity swap, equity swaption, put option, call option, cap transaction, floor transaction, collar transaction, forward transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction or other sale transaction, including by means of the issuance, purchase or sale of any security or any transaction similar (or with an intended economic result similar) to the foregoing or any combination of any of the foregoing or (ii) any transaction pursuant to which Vivendi or a member of the Vivendi Group agrees to make or receive payments in whole or in part based upon or with reference to payments made to or received by holders of shares of Company Stock or that are based upon the change in value of such shares with any Person that is not an Affiliate of Vivendi or such member of the Vivendi Group, including transactions that include the granting of a security interest in such shares or any other collateral in favor of any such Person to secure such transaction or debt incurred in connection therewith.

           "Excluded Securities" means (a) any options or other forms of equity participation rights issued to employees, consultants, officers or directors of the Company pursuant to any stock option plan, stock purchase plan, stock bonus arrangement or sales representative agreement approved by the Board provided


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that such options and equity participation rights shall not be exercisable prior to the consummation of an IPO or (b) any securities issued pro rata to all holders of the Company Stock in connection with any dividend or similar event.

           "Fair Market Value" means, as of any date of determination, with respect to a share of Company Stock, the fair market value of such stock (expressed on a per-share basis) as of such date, based on the good faith determination of the Board in consultation with a nationally recognized investment bank as to the value of the Company as a going concern, taken as a whole, without discount for minority interest, restrictions on transfer or voting rights or other discounts that would be applicable if less than all of the equity is sold in a single transaction.

           "Financing Arrangement" means, with respect to any Stockholder, any pledge of, grant of security interest in, hypothecation, Lien or other encumbrance on shares of Company Stock, in each case, to the extent granted in favor of financial lenders to secure the obligations of such Stockholder in respect of borrowed money.

           "GE Group" means, as of any given time of determination, GE and all of the Subsidiaries of GE that hold Company Stock.

           "GE Note" means the Promissory Note, dated as of May 7, 2004, issued by GE to NTI with an aggregate principal amount of $330,625,000 and bearing an interest rate of 6.12% per annum, payable quarterly in arrears, and shall include all substitute notes issued pursuant to the terms of the GE Note.

           "IPO" means an initial public offering of Company Stock pursuant to an effective registration statement under the Securities Act (whether involving an issuance of Company Stock and/or a resale of shares of Company Stock by a stockholder of the Company), it being agreed that such initial public offering may be in the form of a spin-off or share dividend of Company Stock to the public stockholders of GE, whether or not such spin-off or share dividend involves the filing of a registration statement.

           "Liquidity Rights Agreement" means that certain Liquidity Rights Agreement of even date herewith, by and among the parties thereto, as such agreement may hereafter be amended, modified, supplemented or restated from time to time.

           "NTI Charter" means the Amended and Restated Certificate of Incorporation of NTI, as the same exists as of the date hereof.

           "Permitted Transferee" means, with respect to any Stockholder, (a) prior to the closing of an IPO, (i) in the case of the members of the GE Group, any member of the GE Group, (ii) in the case of the members of the Vivendi Group, any member of the Vivendi Group and (iii) in the case of any other Stockholder, any Affiliate of such other Stockholder, provided that in the case of a member of the Vivendi Group, any such transferee must be a direct or indirect wholly-owned Subsidiary of Vivendi (it being agreed that certain such


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entities may be up to 15% owned by MHI Investment Corporation, a Matsushita
Electric Co. Ltd. Subsidiary, or by any other Subsidiary of Matushita Electric Co. Ltd.) or, following a Transfer in favor of a Demerger Entity, be a direct or indirect wholly-owned Subsidiary of such Demerger Entity (it being agreed that certain such entities may be up to 15% owned by MHI Investment Corporation, a Matsushita Electric Co. Ltd. Subsidiary or by any other Subsidiary of Matushita Electric Co. Ltd.) and (b) from and after the closing of an IPO only, (i) any Person who is a Permitted Transferee under clause (a) and (ii) any other Person that such Stockholder has a reasonable basis to believe, after reasonable inquiry, would Beneficially Own shares representing less than 3% of the outstanding shares of Company Stock immediately after the completion of such proposed Transfer; it being understood and agreed that the limitation on Transfer shall apply to any transferee of a Share Block Agent.

           "Share Block Agent" means any placement agent, broker/dealer, underwriter, bank or other similar Person who has been retained to sell shares of Company Stock on behalf of a Stockholder.

           "Share Block Transfer" means the transfer by a Stockholder of all or a portion of its shares of Company Stock to a Share Block Agent.

            "Significant Acquisition" means any acquisition by the Company of a Person or assets, in each case, in which the gross asset value of such Person or assets exceeds 10% of the fair market value of the Company's gross asset value at such time.

           "Significant Disposition" means any disposition by the Company of a Person or assets, in each case, in which the gross asset value of such Person or assets exceeds 20% of the fair market value of the Company's gross asset value at such time.

           "Substitute Security" means any shares of Subsidiary Preferred Stock issued by any direct or indirect Subsidiary of GE (other than the Company or any of its Subsidiaries) in connection with the assignment or transfer by NTI to such Subsidiary of the GE Note or Replacement Security in accordance with
Section 4.5(c)(iii) or any Replacement Security.

           "Transfer" means any transfer, sale, assignment, option, bequest, gift, spin-off, split-off, distribution, pledge, hypothecation or other disposal, encumbrance or other cessation of legal or Beneficially Owned interest, whether direct or indirect (including by way of a sale of an interest in any Stockholder), whether in whole or in part by operation of law or otherwise, including, except as provided below, any Share Block Transfer or Equity Derivatives Transaction; provided, however, that none of (a) a Financing Arrangement, (b) the exercise and consummation of (i) any Special Demand Right (as defined in the Liquidity Rights Agreement), (ii) any of Parent's purchase rights (including the Parent Call Right (as defined in the Liquidity Rights Agreement)) and (iii) any Sell Right (as defined in the Liquidity Rights Agreement) or (c) following the consummation of an IPO only, a Share Block Transfer or an Equity Derivatives Transaction shall constitute a "Transfer" for


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purposes of this Agreement and no such arrangement, transfer or transaction in this proviso shall be subject to any of the transfer restrictions contained in this Agreement (including Section 2.1).

           "Vivendi Change of Control" means, (a) a Change of Control of Vivendi or any Demerger Entity, replacing the reference to 50% in the defined term "Change of Control" with a reference to 30%, (b) any loss by Vivendi or any Demerger Entity of Beneficial Ownership of shares of Company Stock in favor of a lender (or an assignee) under any Financing Arrangement, (c) any date following which all of the shares of Company Stock Beneficially Owned by the members of the Vivendi Group have an aggregate value (based upon the enterprise value of the Company at such time) equal to or in excess of 66-2/3% of the enterprise value of Vivendi (or if shares of Company Stock are Beneficially Owned by a Demerger Entity, the Demerger Entity).

           "Vivendi Group" means, as of any given time of determination, Vivendi and all Subsidiaries of Vivendi that hold Company Stock or, in the event of a Transfer to a Demerger Entity, such Demerger Entity and the Subsidiaries thereof that hold Company Stock.

           "Vivendi Representative" means Vivendi or a designee of Vivendi reasonably acceptable to the Company.

           1.2 Capitalized Terms. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Business Combination Agreement.

           1.3 Other Definitions. The following capitalized terms are defined in the following sections of this Agreement:

Term                                                          Section
----                                                          -------

Agreement                                                     Preamble
Business Combination Agreement                                First Recital
Class A Common Stock                                          Second Recital
Class B Common Stock                                          Second Recital
Company                                                       Preamble
Confidential Information                                      4.3
Corporate Opportunity                                         4.6(a)
CPR                                                           6.11
DGCL                                                          3.2(a)
Dispute Notice                                                6.11
Disputes                                                      6.11
GE                                                            Preamble
GE Transaction                                                3.1(a)(iii)
HoldCo                                                        4.5(a)
Holding                                                       Preamble
NTI                                                           4.5(a)


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Term                                                          Section
----                                                          -------

Parent                                                        Preamble
Preferred Stock                                               4.5(a)
Reconciliation Information                                    4.1(a)
Replacement Security                                          4.5(b)
Representatives                                               4.3
Stockholder Group Member                                      4.6(a)
Stockholders                                                  Preamble
Strategic Committee                                           4.8
Subsidiary Preferred Stock                                    4.5(c)
Vivendi                                                       Preamble

                                   ARTICLE II

                                  COMPANY STOCK

           2.1 Restrictions on Transfer of Company Stock. Subject to Section 6.8, no Stockholder may Transfer any shares of Company Stock except to a Permitted Transferee, provided, however, that in connection with any Transfer to a Permitted Transferee prior to the consummation of an IPO (a) such Stockholder must give the Company written notice prior to the time of such Transfer stating the name and address of the Permitted Transferee and identifying the Company Stock with respect to which the rights under this Agreement are to be transferred, (b) such Permitted Transferee must agree in writing to be bound as a Stockholder by the provisions of this Agreement insofar as it pertains to the holding, owning and disposition of Company Stock, and (c) prior to any such Permitted Transferee ceasing to be a Permitted Transferee (due to change in ownership or otherwise), such Permitted Transferee shall be obligated to transfer such shares of Company Stock back to the original Stockholder from whom such Permitted Transferee acquired its shares of Company Stock (or, if control of such original Stockholder has changed since the date of such original transfer, to the Person who controlled such original Stockholder as of the date of such original transfer). For the avoidance of doubt, (x) any Transfer to any Person who is not a Permitted Transferee shall be void ab initio and shall have no force or effect and (y) the Transfer restrictions set forth in this Section
2.1 shall expire pursuant to Section 6.8 as to all Stockholders other than members of the Vivendi Group from and after the closing of an IPO.

           2.2 Certain Acknowledgments; Stock Certificate Legend. In addition to the restrictions set forth in Section 2.1, each Stockholder acknowledges that the Company Stock issued prior to an IPO is issued pursuant to an exemption from registration under the Securities Act and applicable state securities law and agrees not to sell or otherwise dispose of its shares of Company Stock in any transaction which would be in violation of the Securities Act, applicable state securities law or this Agreement. Each Stockholder acknowledges that the following legend shall appear on the certificates for the Company Stock reflecting the foregoing restriction:


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                      (a) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
           NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE OR ANY OTHER SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE ASSIGNED, EXCEPT (I) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER ALL APPLICABLE SECURITIES OR "BLUE SKY" LAWS, OR (II) UPON THE FURNISHING TO THE ISSUER BY THE HOLDER OF THIS CERTIFICATE OF AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE ISSUER THAT SUCH TRANSACTION IS NOT REQUIRED TO BE REGISTERED OR IS EXEMPT FROM REGISTRATION UNDER APPLICABLE SECURITIES OR "BLUE SKY" LAWS."

                      (b) "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER CONDITIONS, AS SPECIFIED IN THE STOCKHOLDERS AGREEMENT OF THE ISSUER, DATED AS OF MAY 11, 2004, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE ISSUER AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF SUCH SHARES UPON WRITTEN REQUEST."

           Upon registration of any shares of Company Stock pursuant to the Liquidity Rights Agreement, the Company shall remove from each certificate evidencing such shares of Company Stock part (a) of the legend set forth above. Subject to the provisions of Section 2.1, the Company shall, at the request of any Stockholder, remove from each certificate evidencing Company Stock part (a) of the legend set forth above if, in the opinion of counsel reasonably acceptable to the Company, the Company Stock evidenced thereby may be publicly sold without registration under the Securities Act.

                                  ARTICLE III

                            GOVERNANCE OF THE COMPANY

           3.1 Veto Rights of the Vivendi Representative.

           (a) 10% Rights. Subject to Section 6.8, so long as the shares of Company Stock collectively Beneficially Owned by the members of the Vivendi Group constitute at least 10% of the total voting power represented by the outstanding shares of Company Stock (for this purpose, prior to an IPO, without giving effect to any issuance of Company Stock after the date hereof), the Vivendi Group shall have the right to veto any of the following transactions, and the Company shall not engage in any of the following transactions without the prior written consent of the Vivendi Representative:


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                      (i) any sale, merger or consolidation of the Company only
           to the extent such transaction would result in a Change of Control of the Company;

                      (ii) any issuance by the Company of equity securities (other than Excluded Securities) or securities convertible into equity securities (other than Excluded Securities) at less than Fair Market Value;

                      (iii) any transaction that is between the Company or any of its controlled Affiliates, on the one hand, and GE or any controlled Affiliate of GE (other than the Company and its controlled Affiliates), on the other hand, that involves payments or the incurrence of obligations by the Company in any calendar year in excess of $1,000,000 (a "GE Transaction") other than any GE Transaction pursuant to the terms of the Business Combination Agreement, any Ancillary Agreement or any other agreement expressly contemplated by any such agreement or entered into in connection with the execution of the Business Combination Agreement or the Closing, but in each case, such proposed GE Transaction shall not be subject to the approval of the Vivendi Representative (A) to the extent such proposed transaction, in the reasonable determination of the Board, contains terms that are as favorable to the Company and its Subsidiaries as would be obtained at arms length, it being agreed, without limiting the types of transactions that shall be considered arms length, that if a transaction involves charges to the Company and its Subsidiaries that are substantially in the same categories of items (as such categories may reasonably evolve over time) and determined based upon substantially the same allocation methodology or costing rules, as applicable, agreed upon by GE and Vivendi prior to the Closing as contemplated by Section 7.23 of the Business Combination Agreement, then such transaction shall be deemed to be at arms length (it being understood and agreed that on an annual basis, (i) GE will provide Vivendi with reasonable detail regarding such charges and the allocation methodology and costing rules relating thereto and (ii) GE will inform Vivendi in writing if it becomes aware of any deviation from such methodology or rules in connection with such charges) or (B) if such proposed GE Transaction is otherwise agreed to in writing by Vivendi and GE prior to or after the Closing; or

                      (iv) any dissolution, liquidation or winding up of the Company or any assignment to creditors or commencement of a voluntary proceeding seeking bankruptcy, reorganization or other similar relief or the taking of any action similar to any of the foregoing, but excluding any such dissolution, liquidation or winding up that occurs in connection with a transaction described in clause (i) above that does not result in a Change of Control.

           (b) 5% Rights. Subject to Section 6.8, for so long as the shares of Company Stock collectively Beneficially Owned by members of the Vivendi Group constitute at least 5% of the total voting power represented by the outstanding shares of Company Stock (for this purpose, prior to an IPO, without giving effect to any issuance of Company Stock after the date hereof), the Company


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shall not engage in any of the actions referred to in Section 3.1(a)(iii) or
(iv).

           3.2 Election of Directors and Operation of the Board.

           (a) Election of Directors. Each Stockholder shall vote all of its Company Stock and any other voting securities of the Company over which such Stockholder has voting control and shall take all other necessary or desirable actions within its control (including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including calling special board and stockholder meetings), such that, subject to the third sentence of this Section 3.2(a), prior to the consummation of an IPO, the Certificate of Incorporation will contain cumulative voting provisions for the election of directors to the Board and the number of directors on the Board shall be fifteen (15), it being acknowledged that the application of cumulative voting results in a Stockholder holding 18.82% of the votes having the effective power to elect three (3) out of fifteen (15) directors. So long as the Certificate of Incorporation contains such cumulative voting provisions, in the event that a director is removed for cause pursuant to
Section 141(k) of the General Corporation Law of the State of Delaware (the "DGCL") or for any other reason ceases to serve as a member of the Board during his or her term of office, the Stockholders shall take all necessary or desirable actions (including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings) to immediately re-elect the entire Board. Upon the cumulative voting provisions set forth in Section 1 of Article Eighth of the Certificate of Incorporation ceasing to apply, each member of the GE Group and the Vivendi Group agrees to vote all of its shares of Company Stock and take all other necessary or desirable actions within its control including attendance at meetings in person or by proxy for purposes of obtaining a quorum, execution of written consents in lieu of meetings and approval of amendments and/or restatements of the Certificate of Incorporation or Bylaws, and the Company shall take all necessary and desirable actions within its control, such that:

                      (i) so long as the Vivendi Group collectively Beneficially Owns shares representing at least 20% of the total voting power represented by the outstanding shares of Company Stock, such Stockholders shall vote their shares of Company Stock in favor of three directors designated by the Vivendi Representative such that such three designees shall be elected to the Board;

                      (ii) so long as the Vivendi Group collectively Beneficially Owns shares representing at least 10%, but less than 20%, of the total voting power represented by the outstanding shares of Company Stock, such Stockholders shall vote their shares of Company Stock in favor of two directors designated by the Vivendi Representative such that such two designees shall be elected to the Board;

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                      (iii) so long as the Vivendi Group collectively
           Beneficially Owns shares representing at least 5%, but less than 10%, of the total voting power represented by the outstanding shares of Company Stock, such Stockholders shall vote their shares of Company Stock in favor of one director designated by the Vivendi Representative such that such designee shall be elected to the Board; and;

                      (iv) with regard to the remaining number of directors, such Stockholders shall vote their shares of Company Stock in favor of designees of GE such that such remaining directors shall be elected to the Board (it being understood that the size of the Board may be modified from time to time by Parent, subject to the Vivendi Group's designation right under clauses (i) and (ii) above);

                      (v) the removal from the Board, without cause, of any director designated pursuant hereto may only be upon the written request of the party or parties entitled to designate such director; provided that any such designee, for cause shown by Parent or the Vivendi Representative, shall be removed from the Board, in which case the designating party or parties shall have the right to identify a replacement designee;

                      (vi) in the event that any director designated pursuant hereto for any reason ceases to serve as a member of the Board during his or her term of office, the resulting vacancy on the Board may be filled only by the party or parties entitled to designate such departing director; and

                      (vii) notwithstanding anything in this Section 3.2(a) to the contrary, GE shall have the right to designate at least 80% of the Board (and of all committees thereof with decision-making authority) as long as members of the GE Group collectively Beneficially Own (as they do as of the Closing) such number of shares as carry at least 80% of the total voting power of the stockholders of the Company.

           (b) If (i) at any time the number of members of the Board which the Vivendi Representative or GE are entitled to designate pursuant to Section 3.2(a) hereof changes as a result of a decrease in the number of shares of Company Stock Beneficially Owned by members of the Vivendi Group or by GE, as the case may be, or (ii) any incumbent director dies, becomes unable to serve on the Board, or retires, resigns or is removed from the Board, each of the parties hereto agrees to vote their Company Stock and to take all necessary corporate and other action within its control, including altering the size of the Board, to ensure that as soon as reasonably practical (and, if necessary to give effect to this Section 3.2(b), prior to the next regularly scheduled meeting date of the Stockholders) the number of members of the Board which the Vivendi Representative or GE have designated at all times corresponds to Section 3.2(a). Such corporate and other action may include, without limitation, either the removal of one or more incumbent directors or the election of one or more additional directors (subject in each case to Section 3.2(a) and applicable requirements of the Certificate of Incorporation and the Bylaws pertaining to the number of members of the Board).

           (c) Operation of the Board and the Board Committees. So long as the shares of Company Stock collectively Beneficially Owned by the members of the Vivendi Group constitute at least 5% of the total voting power represented by the outstanding shares of Company Stock (for this purpose, prior to an IPO, or until such earlier time as is specified below, without giving effect to any issuance of Company Stock after the date hereof), each Stockholder agrees to the following covenants regarding the operation and responsibility of the Board and certain committees thereof and at all times prior to the IPO and after the IPO, to the maximum extent possible under applicable federal securities law and stock exchange rules, each Stockholder shall vote all of its shares of Company Stock and take all other necessary or desirable actions within such Stockholder's control including attendance at meetings in person or by proxy for purposes of obtaining a quorum, execution of written consents in lieu of meetings and approval of amendments and/or restatements of the Certificate of Incorporation or Bylaws, and the Company shall take all necessary and desirable actions within its control, such that:

                      (i) the Board shall meet at least four times per year and each of the Board's audit, human resources and strategy and finance committees shall meet at least once per calendar quarter; provided that the first Board meeting shall occur within 45 days of the date hereof;

                      (ii) subject to Section 3.2(d), one director designated by the Vivendi Representative shall serve on each of the Board's audit, human resources, strategy and finance and any other committees that the Board deems advisable to designate from among its members, it being understood and agreed that the number of members of each such committee will be adjusted from to time to time so that the percentage of each such committee designated by the Vivendi Representative as of a given time is equal to the percentage of the entire Board designated by the Vivendi Representative at such time, such representation not to exceed 20% of either such committee;

                      (iii) so long as the members of the Vivendi Group have a right to elect at least three directors to the Board, a quorum for meetings of the Board shall require the participation of one of the directors designated by Vivendi unless any such director fails to participate by telephone, video-conferencing or in person after having received 48 hours advance written notice of a meeting; and

                      (iv) each of the following shall be subject to the approval of the Board and shall be reviewed by a committee of the Board, as specified below:

                      (A) the Company's strategic plan and annual budget shall be reviewed, and the implementation and progress of such plan and budget shall be monitored, by the strategy and finance committee;

                      (B) any Significant Acquisition or Significant Disposition shall be reviewed by the strategy and finance committee; provided that, so long as the members of the Vivendi Group have a right to elect at least three directors to the Board, Vivendi shall have the right to designate an executive of Vivendi to participate in the negotiations in respect of any such Significant Acquisition or Significant Disposition;

                      (C) the results of operations for each fiscal quarter and the accounting policy of the Company during each such period shall be reviewed following the completion of each such fiscal quarter by the audit committee; and

                      (D) the annual compensation package (including performance objectives and payouts) for each of the top five executive officers of the Company shall be reviewed by the human resources committee.

           (d) Vivendi Designees. Vivendi shall have the right to designate to the Board (and each applicable committee) any senior officer of Vivendi or a significant Subsidiary of Vivendi that is a member of the Vivendi Group. If the Vivendi Group votes in favor of or designates as a director to the Board (or any committee thereto) a Person who is not as of such time a senior officer of Vivendi or a significant Subsidiary of Vivendi, GE shall have the right, in its sole discretion, to require the Vivendi Representative to replace such Person with a senior officer of Vivendi or a significant Subsidiary of Vivendi.

           (e) Telephonic Board Meetings; Notice. The parties hereto shall take or cause to be taken all necessary actions within their control, including causing the Bylaws to make due provision, to allow any member of the Board to telephonically attend any meeting of the Board. Upon the members of the Vivendi Group ceasing to have the effective power to elect at least three directors to the Board, for so long as the members of the Vivendi Group collectively Beneficially Own shares representing at least 5% of the total voting power represented by the outstanding shares of Company Stock, the Company will give each director written notice of each regularly scheduled or special meeting of its Board, which notice, to the extent reasonably practicable, shall be given, in the case of any meeting to be held in person, at least 72 hours in advance of such meeting; it being understood and agreed that any such notice requirement may be waived in accordance with the applicable provisions of the Bylaws.

           (f) No Conflict with Agreement. The Stockholders shall vote their shares of Company Stock and take all other actions necessary to ensure that the organizational documents of the Company and any future amendments thereto, do not, at any time, conflict with the provisions of this Agreement (except to the extent required by applicable law).

           (g) Amendments to Certificate of Incorporation. Subject to Section 3.3., the Stockholders agree not to amend, modify or supplement any provision of the Certificate of Incorporation in a manner that would adversely affect the members of the Vivendi Group.

           3.3 Preparation for an IPO. Notwithstanding anything in this Agreement to the contrary, in connection with and subject to the closing of an IPO, the Stockholders and their respective Permitted Transferees shall, vote their shares of Company Stock and take all actions necessary or desirable (including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including calling special board and stockholder meetings), to amend the Certificate of Incorporation and the Bylaws to include (i) customary anti-takeover protections, (ii) provisions preserving the rights of Parent as the controlling stockholder of the Company and (iii) to remove the provision permitting cumulative voting from the Certificate of Incorporation. In each case, such provisions will be developed by GE and the managing underwriters, in consultation with the Vivendi Representative, taking into account then-prevailing corporate governance practices for U.S. public media companies and in public offerings involving controlling stockholders and preserving the right of the Vivendi Group to have Board representation if their aggregate ownership of shares represents in excess of the percentages of total voting power of the outstanding shares of Company Stock specified in this Article III, it being agreed that such provisions must be reasonably acceptable to GE in light of GE's corporate governance standards at such time.

                                   ARTICLE IV

                  COVENANTS OF THE COMPANY AND THE STOCKHOLDERS

           4.1 Financial Statements. Subject to Section 6.8, as long as the members of the Vivendi Group collectively Beneficially Own shares representing 5% or more of the total voting power represented by the outstanding shares of Company Stock (for this purpose, prior to an IPO, without giving effect to any issuance of Company Stock after the date hereof), the Company shall furnish the Vivendi Representative with copies of the following financial statements and other information:

           (a) as soon as available after the end of each quarterly accounting period in each fiscal year of the Company and in any event no later than 30 days after the end of such quarterly accounting period, copies of the unaudited consolidated balance sheets of the Company as of the end of such quarterly accounting period, and of the related consolidated statements of income and retained earnings and cash flows for such accounting period and for the portion of the fiscal year then ended, all in reasonable detail, together, for so long as the Vivendi Group continues to use equity accounting to reflect its investment in the Company, with such relevant information and assistance reasonably requested by the Vivendi Representative that will enable members of the Vivendi Group to reconcile such financial statements to French generally accepted accounting principles and/or International Accounting Standards, as applicable, and to comply with the requirements of Rule 3-09 and Rule 4-08 of Regulation S-X under the Securities Act and any other requirements of the Exchange Act as applicable (collectively, the "Reconciliation Information");

           (b) as soon as available after the end of each fiscal year of the Company beginning in 2004 and in any event no later than 60 days after the end of such fiscal year, copies of the audited consolidated balance sheets of the Company as of the end of such fiscal year, and of the related audited consolidated statements of income and retained earnings and cash flows for such fiscal year, all in reasonable detail, and, in the case of such audited consolidated statements, accompanied by a report thereon of a nationally recognized firm of independent certified public accountants selected by the Company, together, for so long as the Vivendi Group continues to use equity accounting to reflect its investment in the Company, with the Reconciliation Information; and

           (c) for so long as the Vivendi Group continues to use equity accounting to reflect its investment in the Company, the Company will provide access to its financial information to enable Vivendi to determine the allocation of Vivendi's investment in the Company under equity accounting and to monitor such allocation on an on-going basis;

provided that, prior to March 31, 2005 and upon written notice to Vivendi, the above deadlines for the delivery of documents may be reasonably extended by the Company if its accounting system and processes make these deadlines impracticable. With respect to the financial statements and the Reconciliation Information described in paragraphs (a) and (b) above, for so long as Vivendi Group continues to use equity accounting to reflect its investment in the Company, (x) the Vivendi Group and, as prescribed by French generally accepted auditing standards, the Vivendi Group's independent auditors shall have full access in a timely manner to the Company's auditors and appropriate management personnel to discuss the Company's financial statements and the Reconciliation Information for such financial statements (it being understood that the Vivendi Group and, as prescribed by French generally accepted auditing standards, the Vivendi Group's independent auditors shall have access to such auditors work papers upon execution of such customary access letter as such independent auditors may request), provided that Vivendi and its Representatives will use reasonable efforts to minimize any disruption to the business arising from such requests, including by coordinating the flow of information through specific points of contact designated by the Company in writing and devoting appropriate resources of Vivendi to participate in this process and (y) the Company shall use reasonable best efforts to cause its independent auditors to consent to the Vivendi Group's inclusion to the financial statements referred to in Section 4.1(b) to be included in the Vivendi Group's filings with the Commission. For the avoidance of doubt, neither the Company nor its Representatives will perform any reconciliation to French generally accepted accounting principles and/or International Accounting Standards.

           4.2 Right to Information with Respect to the Company; Reporting by Vivendi.

           (a) Subject to Section 6.8, as long as the members of the Vivendi Group collectively Beneficially Own shares representing 5% or more of the total voting power represented by the outstanding shares of Company Stock (for this purpose, prior to an IPO, without giving effect to any issuance of Company Stock after the date hereof), the Vivendi Representative (and, as prescribed by French generally accepted auditing standards, the Vivendi Group's independent auditors) shall have the right, at the Vivendi Representative's sole expense, to inspect the existing books and records of the Company during the regular business hours of the Company; provided that the Company shall not be required to cooperate with any inspection requests of the Vivendi Representative that would unduly interfere with the operations of the Company.

           (b) Vivendi agrees to provide the Company with any final reconciliation of the Company's financial statements to French generally accepted accounting principles or International Accounting Standards, as applicable, prior to any public disclosure of financial statements containing or reflecting such information.

           4.3 Confidentiality. All materials and information obtained by any member of the Vivendi Group (which term, for purposes of this Section 4.3, shall include the Vivendi Representative and each such member's or the Vivendi Representative's Representatives (as defined below)) pursuant to the rights granted under this Agreement, together with all other confidential or proprietary information of the Company (such materials and information collectively, the "Confidential Information"), shall be kept confidential and shall not be disclosed to any third party except (a) information which is obtained by any member of the Vivendi Group from a third party who is not known by such member to be prohibited from disclosing the information to such member by a contractual, legal or fiduciary obligation to the Company, (b) information which is or becomes publicly available (other than as a result of disclosure by any member of the Vivendi Group in violation of this section); (c) information which is independently developed, discovered or arrived at by any member of the Vivendi Group without use of Confidential Information, (d) to such recipient's equity holders, directors, officers, trustees, partners, employees, agents, accountants, representatives and professional consultants ("Representatives") on a need to know basis, (e) to any Person to which such recipient offers to sell or transfer any shares of Company Stock, provided that the prospective transferee shall agree to be bound by a confidentiality agreement for the benefit of the Company containing provisions substantially similar to the provisions of this Section 4.3, (f) in any report, statement, testimony or other submission to any Governmental Authority having or claiming to have jurisdiction over such recipient (including information reasonably required to be included in Vivendi's financials statements, earnings release or Tax filings) or any information required to be disclosed to any Governmental Authority or arbitrator in connection with any claim against GE or the Company or their respective Affiliates, (g) in order to comply with any law, rule, regulation, or order applicable to such recipient, or in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to such recipient in the course of any litigation, investigation or administrative proceeding or (h) to Vivendi's financial lenders, in connection with any Financing Arrangement or Equity Derivatives Transaction; provided that such lenders execute a non-disclosure agreement with the Company restricting such lenders from the disclosure of any Confidential Information in the same manner as is set forth in this Section 4.3. In the event that any party hereto or any of its Representatives becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Confidential Information, the disclosing party shall provide the Company with prompt prior written notice of such requirement and shall cooperate with the Company, at the Company's expense, to obtain a protective order or similar remedy to cause such Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege. In the event that such protective order or other similar remedy is not obtained, the disclosing party shall furnish only that portion of such Confidential Information that has been legally compelled to be furnished.

           4.4 Standstill. As long as the Vivendi Group Beneficially Owns shares representing 5% or more of the total voting power represented by the outstanding Company Stock, Vivendi agrees that, without GE's prior written consent, it will not, and it will cause each other member of the Vivendi Group not to take any of the following actions (it being understood that such limitations shall not be deemed to limit the actions of any member of the Board):

           (a) acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, record or beneficial ownership of any Company Stock (which for purposes of this Section 4.4 will include any securities referred to in clause (a), but will exclude securities issued to any member of the Vivendi Group under clause (b), of the definition of Excluded Securities), or direct or indirect rights to options to acquire (through purchase, exchange, conversion or otherwise) any Company Stock, in each case, other than as part of any Equity Derivatives Transaction with respect to shares of Company Stock Beneficially Owned by a member of the Vivendi Group;

           (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 under the Exchange Act) to vote any Company Stock (other than Company Stock held by any member of the Vivendi Group), seek to advise, encourage or influence any person or entity (other than any member of the Vivendi Group) with respect to the voting of any Company Stock, initiate or propose any shareholder proposal or induce or attempt to induce any other person to initiate any shareholder proposal;

           (c) make any statement or proposal, whether written or oral, to the Board or any director, officer or agent of the Company, or make any public announcement or proposal whatsoever with respect to a merger or other business combination, sale or transfer of assets, recapitalization, dividend, share repurchase, liquidation or other extraordinary corporate transaction with the

Company or any other transaction which could result in a Change of Control of the Company, or solicit or encourage any other person to make any such statement or proposal;

           (d) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the Vivendi Group or any other group created as a result of this Agreement) with respect to any securities of the Company;

           (e) deposit any Company Stock into a voting trust or subject any Company Stock to any arrangement or agreement with respect to the voting of any Company Stock other than this Agreement and the Liquidity Rights Agreement;

           (f) make a public request to the Company or to any member of the GE Group (or their directors, officers, shareholders, employees or agents) to amend or waive any provisions of this Agreement, the Certificate of Incorporation or Bylaws, including any public request to permit the Company or any member of the GE Group or any other person to take any action in respect of the matters referred to in this Section 4.4;

           (g) take any action which might require the Company or any member of the GE Group to make a public announcement regarding the possibility of any transaction referred to in paragraph (c) above or similar transaction or, advise, assist or encourage any other persons in connection with the foregoing; or

           (h) disclose any intention, plan or arrangement inconsistent with the foregoing.

           4.5 Certain Transactions Affecting NBC Telemundo, Inc.

           (a) As soon as reasonably practicable upon the Aggregate Foreign Ownership Percentage of the Company ceasing to represent 21% or more of the issued and outstanding capital stock of the Company, GE will cause NBC Telemundo, Inc. ("NTI") to (i) redeem all of the issued and outstanding shares of the preferred stock of NTI (the "Preferred Stock") issued to NBC Telemundo Holding Co. ("HoldCo"), or (ii) cause the Company or any wholly-owned Subsidiary of the Company to acquire the Preferred Stock such that, following such transaction, all of the issued and outstanding shares of capital stock of NTI are held, directly or indirectly, by the Company; provided that, notwithstanding the foregoing, GE shall not be required to cause NTI, the Company or any of its Subsidiaries to take any action that would violate federal law, including, but not limited to, the Communications Act of 1934, as amended, or relevant FCC policies. Notwithstanding anything to the contrary contained in this Agreement, GE shall cause NTI to transfer the GE Note and any other Substitute Security held by NTI to HoldCo (or its successor in interest) in full payment of the redemption price or purchase price payable in connection with a redemption or acquisition described in clauses (i) and (ii) of this Section 4.5(a), and no further amounts shall be payable by NTI to HoldCo in connection with such redemption or acquisition of the Preferred Stock.

           (b) If the GE Note or any Substitute Security is repaid at any time during which at least one share of the Preferred Stock issued to HoldCo remains outstanding, GE shall cause NTI to purchase, and GE shall issue and sell, or cause one or more of GE's Subsidiaries (other than the Company or any of its Subsidiaries) to issue and sell, to NTI a replacement note or preferred stock (each, a "Replacement Security") having the same aggregate principal amount and original issue price, as applicable, and other terms (including, without limitation, interest, dividend and payment terms) as the GE Note or such other Substitute Security repaid. The purchase price payable by NTI for the purchase of any Replacement Security pursuant to this Section 4.5(b) shall not exceed the amount received by NTI on account of the principal amount or original issue price, as applicable, of the GE Note or any Substitute Security being replaced by such Replacement Security pursuant to this Section 4.5(b). To the extent that any Replacement Security is issued by an entity other than GE, GE shall guarantee to NTI in writing the timely payment of all amounts payable by the issuer of such Replacement Security under such Replacement Security, by executing and delivering to NTI a guarantee letter in the form attached hereto as Exhibit A.

           (c) GE shall not, and shall cause NTI not to, assign or transfer all or any portion of the GE Note or any Substitute Security to any Person; provided, however, that (i) GE shall be entitled to assign its obligations under the GE Note to any direct or indirect Subsidiary of GE (other than the Company, NTI or any of their Subsidiaries), provided, that any such assignment shall be made in compliance with Paragraph 5 of the GE Note, (ii) NTI may assign or transfer to any of its direct or indirect wholly-owned Subsidiaries all or any portion of the GE Note or any Substitute Security and any such Subsidiary may further assign or transfer the GE Note or any Substitute Security to NTI or any other direct or indirect wholly-owned Subsidiary of NTI and (iii) NTI may assign or transfer to any direct or indirect Subsidiary of GE (other than the Company or any of its Subsidiaries) all or any portion of the GE Note or any Replacement Security in exchange for shares of preferred stock ("Subsidiary Preferred Stock") issued by such Subsidiary to NTI; provided that such preferred stock, together with the remaining principal amount original issue price, as applicable, of the GE Note and all Substitute Securities, shall together have an aggregate original issue price and principal amount, as applicable, equal to $330,625,000 and shall have cumulative dividend rates and shall accrue interest, as applicable, at a rate equal to at least 6.72% per annum, payable quarterly in arrears, and a redemption date and other terms (including, without limitation, preference (if applicable), dividend or interest (as applicable), and payment terms) that are similar to the GE Note or such Replacement Security. In the event of any assignment or transfer by NTI of the GE Note or Replacement Security to any direct or indirect Subsidiary of GE (other than NBC or any of its Subsidiaries) in exchange for Subsidiary Preferred Stock pursuant to clause
(iii) of the immediately preceding sentence, GE shall guarantee in writing to NTI the timely payment of all amounts payable by such Subsidiary pursuant to the terms of such Subsidiary Preferred Stock, by executing and delivering to NTI a guarantee letter in the form attached hereto as Exhibit B.

           (d) GE shall cause NTI to have issued and outstanding, as of the Closing, 55.6 shares of Preferred Stock, all of which shall be held by HoldCo, and 200 shares of Common Stock, all of which shall be held by the Company. After the date hereof, GE shall (i) cause NTI or any of NTI's Subsidiaries not to issue any additional shares of capital stock to any Person, other than to the Company or any entity that is and will at all times remain a direct or indirect wholly-owned Subsidiary of the Company for so long as it holds such shares and
(ii) cause all outstanding shares of common stock of NTI to be held, at all times, by either the Company or a direct or indirect wholly-owned Subsidiary of the Company.

           (e) Notwithstanding anything to the contrary contained in this Agreement, GE shall not amend the terms and provisions of (i) the NTI Charter in a manner which would have the effect of amending the terms or provisions relating to the capital stock of NTI, (ii) the GE Note or (iii) any Substitute Security, in each case, without the prior written consent of Vivendi. Notwithstanding the immediately preceding sentence, upon the Aggregate Foreign Ownership Percentage of the Company ceasing to represent 21% or more of the issued and outstanding capital stock of the Company, GE may take such actions as are necessary to cause the terms and provisions of the GE Note or any Substitute Security, if applicable, to be amended so that it may be transferred to HoldCo pursuant to Section 4.5(a).

           4.6 Corporate Opportunity; Contractual Relationships.

           (a) Except as otherwise provided in the second sentence of this
Section 4.6(a), (i) no Stockholder and no officer, director, agent, stockholder, member, manager, partner or Affiliate of any Stockholder (any of the foregoing, a "Stockholder Group Member") shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company or any of its Subsidiaries in which the Company or one of its Subsidiaries may, but for the provisions of this Section 4.6(a), have an interest or expectancy ("Corporate Opportunity"), and (ii) no Stockholder nor any Stockholder Group Member (even if also an officer or director of the Company) will be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Affiliates or directs, sells, assigns or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. The Company, on behalf of itself and its Subsidiaries, renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company; provided that the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an officer of the Company whether or not such individual is also a director or officer of a Stockholder, if such opportunity is expressly offered to such Person in his or her capacity as an officer of the Company and the Stockholders recognize that the Company reserves such rights.

           (b) Each Stockholder and the Company acknowledge that each Stockholder and each Stockholder Group Member shall have no duty to refrain from: (i) engaging or investing in, independently or with others (excluding the

Company or any of its Subsidiaries), any business activity of any type or description, including those that might be the same as or similar to the business of the Company or any of its Subsidiaries, (ii) doing business with any client or customer of the Company or any of its Subsidiaries or (iii) employing or otherwise engaging any officer or employee of the Company, and no Stockholder or Stockholder Group Member (even if an officer or director of the Company) shall be liable to the Company or any of the other Stockholders for breach of any fiduciary duty by reason of any such activities of such Person or of such Person's participation therein.

           (c) Without limiting the obligations under clause (iii) of Section 3.1(a), no contract, agreement, arrangement or transaction between the Company or one of its Subsidiaries, on the one hand, and a Stockholder or a Stockholder Group Member, on the other hand, shall be void or voidable solely for the reason that a Stockholder or a Stockholder Group Member are parties thereto, or solely because any Stockholder Group Member is present at or participates in any meeting of the Board or a committee thereof in connection with the authorization of such contract, agreement, arrangement or transaction, or solely because his or their votes are counted for such purpose, and, if such transaction is deemed to be at arms length, the Stockholders and the Stockholder Group Member (even if an officer or director of the Company) (i) shall have fully satisfied and fulfilled all fiduciary and other duties to the Company and the Stockholders with respect thereto, (ii) shall not be liable to the Company or the Stockholders for any breach of fiduciary duty by reason of the entering into, performance or consummation of any such contract, agreement, arrangement or transaction, (iii) shall be deemed to have acted in good faith and in a manner it reasonably believed to be in and not opposed to the best interests of the Company and the Stockholders and (iv) shall be deemed not to have breached its or their duties of loyalty to the Company and the Stockholders and not to have received an improper personal benefit therefrom.

           (d) Without limiting any contractual remedies that may otherwise be available to the parties to this Agreement, any contract or business relation which does not comply with the procedure set forth in Section 3.1(a)(iii) shall not by reason thereof be deemed void or voidable or result in any breach of any fiduciary duty or duty of loyalty or failure to act in good faith or in the best interests of the Company or derivation of any improper personal economic gain, but shall instead be governed by the provisions of the DGCL and other applicable law.

           4.7 Subscription for Equity Interests. Subject to Section 6.8, prior to the consummation of an IPO, for so long as the shares of Company Stock collectively held by the members of the Vivendi Group constitute at least 10% of the total voting power represented by the outstanding shares of Company Stock, GE shall obtain the prior written consent of the Vivendi Representative prior to purchasing or permitting any of GE's Affiliates to purchase from the Company any newly issued equity interests of the Company, or any newly issued securities convertible into equity securities of the Company; provided that (a) this
Section 4.7 shall not prohibit any purchase of such equity interests to the extent the Company uses the proceeds to fund a repurchase of shares of Company

Stock from the members of the Vivendi Group pursuant to the Liquidity Rights Agreement and (b) this Section 4.7 shall terminate and have no further effect as of the first date when the members of the Vivendi Group are no longer eligible to elect at least three directors to the Board (of which event the Vivendi Representative will promptly notify GE).

           4.8 Strategic Committee. Subject to Section 6.8, as long as the members of the Vivendi Group collectively Beneficially Own shares of Company Stock representing 5% or more of the total voting power represented by the outstanding shares of Company Stock, GE and Vivendi shall establish a committee (the "Strategic Committee"), which shall consist of the chief executive officer of GE and a nominee designated from time to time by GE and the chief executive officer of Vivendi and a nominee designated from time to time by Vivendi. The Strategic Committee shall meet at least once per calendar quarter and shall be responsible for evaluating, developing and recommending to the Company strategic objectives, business plans and growth opportunities, and for promoting and monitoring the Commercial Arrangements with members of the Vivendi Group contemplated by the Business Combination Agreement. The Strategic Committee shall also discuss any proposed Demerger of Vivendi. The Strategic Committee shall have no decision-making authority with respect to the Company and its controlled Affiliates or with respect to the Demerger of Vivendi. There shall be no chairman of the Strategic Committee.


                                    ARTICLE V

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

           Each Stockholder who is not a party to the Business Combination Agreement hereby, severally, and not jointly, represents and warrants to the Company with respect to itself and its ownership of its Company Stock as follows:

           5.1 Ownership of Company Stock. Such Stockholder or its wholly owned direct or indirect subsidiary owns of record and beneficially all of the shares of Company Stock set forth under its signature on the signature pages hereto and has good and marketable title to such Company Stock, free and clear of any Liens or preemptive rights. Except as otherwise provided in this Agreement or the Liquidity Rights Agreement, such Stockholder or its wholly owned direct or indirect subsidiary has sole voting power, without restrictions, with respect to all of such shares of Company Stock.

           5.2 Organization, Power and Authority, Binding Agreement. Such Stockholder is a corporation, partnership, trust or limited liability company, duly formed, legally existing and in good standing under the Laws of its jurisdiction of incorporation or formation and has all requisite corporate or limited liability company, partnership or trust power and authority to enter into this Agreement. This Agreement has been duly and validly authorized by all necessary corporate, limited liability company, partnership, trust or similar action and has been, or at Closing will be, as applicable, duly executed and delivered by such Stockholder and this Agreement (assuming due execution and delivery by the other parties hereto) constitutes the valid and binding obligations of such Stockholder, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors' rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

           5.3 No Conflicts.

           (a) The execution and delivery of this Agreement by such Stockholder does not, and the consummation by such Stockholder of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the charter, by-laws or other organizational document of such Stockholder, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation) under, require a consent or waiver under, constitute a change in control under, or result in the imposition of any Lien on such Stockholder's shares of Company Stock under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or instrument to which such Stockholder is a party or by which it or any of its properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to such Stockholder or any of its properties or assets, except in the case of clauses (ii) and (iii) of this Section 5.3(a) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or Liens as would not have a material adverse effect on the ability of the Stockholders, or any of them, to consummate the transactions contemplated by this Agreement.

           (b) Other than as set forth in the Business Combination Agreement, no consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement by such Stockholder.

                                   ARTICLE VI

                                  MISCELLANEOUS

           6.1 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent electronically or by facsimile, during the normal business hours on any Business Day of the recipient, or one Business Day after the date sent, if sent electronically or by facsimile, after the normal business hours of the recipient, provided that the electronic message is promptly confirmed by facsimile confirmation thereof and the sending party receives written confirmation that the facsimile has been successfully transmitted in its entirety to the intended recipient, (c) when delivered, if delivered personally to the intended recipient and (d) one (1) Business Day following sending by overnight delivery via a national courier service (two (2) Business Days following sending by overnight international delivery via international courier service), in each case, addressed to a party at the following address for such party:

                      (a)        if to the Company, to:

                                 National Broadcasting Company, Inc.
                                 30 Rockefeller Center
                                 New York, New York  10112
                                 Attention:  Executive Vice President and
                                             General Counsel
                                 Fax:  (212) 664-4733

                                 with copies (which shall not constitute notice to the Company) to:

                                 GE and its counsel at the addresses
                                 specified below

                      (b)        if to Parent or GE, to:

                                 General Electric Company
                                 3135 Easton Turnpike
                                 Fairfield, Connecticut  06828
                                 Attention:  Senior Counsel for Transactions
                                 Fax:  (203) 373-2008

                                 with a copy (which shall not constitute notice to GE) to:

                                 Debevoise & Plimpton
                                 919 Third Avenue
                                 New York, New York  10022
                                 Attention:  Jeffrey J. Rosen, Esq.
                                 Fax:  (212) 909-6836

                      (c) if to a member of the Vivendi Group or the Vivendi Representative, to:

                                 Vivendi Universal, S.A.
                                 42, Avenue de Friedland
                                 75380 Paris cedet OB
                                 France
                                 Attention:  General Counsel
                                 Fax:  (+33)(1) 7571-1179
                                 and

                                 Vivendi Universal, S.A.
                                 500 Third Avenue
                                 New York, New York  10022
                                 Attention:  General Counsel
                                 Fax:  (212) 512-7496


                                 with a copy (which shall not constitute notice to the Vivendi Group or the Vivendi Representative) to:

                                 Weil, Gotshal & Manges LLP
                                 767 Fifth Avenue
                                 New York, New York  10153
                                 Attention:  Akiko Mikumo, Esq.
                                 Fax:  (212) 310-8007; and


                      (d) if to any other Stockholder, to it at the address and facsimile number set forth in the Company's share register or such other address and facsimile number as such Stockholder may designate to the Company in writing from time to time.

           Any party to this Agreement may change the address or addresses to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

           6.2 Vivendi Representative. The members of the Vivendi Group acknowledge that the Company, Parent and GE desire that such Persons communicate their decisions regarding the exercise of their rights under this Agreement through a single representative and that the Company, Parent and GE have the right to deal exclusively with this representative. For this reason, each member of the Vivendi Group hereby irrevocably constitutes and appoints Vivendi and its designees as the Vivendi Representative and as its true and lawful attorney-in-fact, coupled with an interest, to take any action, and to give and receive any notices, requests or other communications, required to be taken, given or received pursuant to this Agreement by any such member of the Vivendi Group, and, therefore, neither the Company nor any member of the GE Group shall be obligated to deal or communicate with any member of the Vivendi Group in connection with the subject matter of this Agreement.

           6.3 Joint and Several Obligations. Each of GE and Vivendi agrees that it shall be jointly and severally liable to the Company and the other Stockholders for the acts (including any failure to act) and the obligations under this Agreement of each Person that is a member of the GE Group and the Vivendi Group, respectively, at any time from and after the date hereof (including any Person that becomes a successor to such Stockholder by operation of Law).

           6.4 Subsequent Parties. Each Person who after the date of this Agreement, but prior to the closing of an IPO, acquires Company Stock shall, as a condition precedent to the acquisition of such Company Stock, (a) become a party to this Agreement by completing and executing a signature page hereto (including the address of such party), (b) execute all such other agreements or documents as may reasonably be requested by the Company, and (c) deliver such signature page and, if applicable, other agreements and documents to the Company at its address specified in Section 6.1. Such Person shall, upon its satisfaction of such conditions and acquisition of Company Stock, be a Stockholder for all purposes of this Agreement.

           6.5 Entire Agreement; No Inconsistent Agreement.

           (a) This Agreement (and, to the extent referenced herein, the Business Combination Agreement, any Ancillary Agreement or any other agreement expressly contemplated by any such agreement or entered into in connection with the execution of the Business Combination Agreement or the Closing) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

           (b) The Company will not hereafter enter into any agreement with respect to its securities which would materially and adversely affect the rights expressly granted to the Stockholders in this Agreement.

           6.6 No Third-Party Beneficiaries. This Agreement is not intended and shall not be deemed to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

           6.7 Severability. If one or more provisions of this Agreement are held to be unenforceable to any extent under applicable Law, such provision shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by Law so as to effectuate the parties' intent to the maximum extent, and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms to the maximum extent permitted by Law.

           6.8 Termination. Certain rights and obligations under the following provisions of this Agreement shall terminate as follows:

           (a) the Transfer restrictions set forth in Section 2.1 will expire
(i) in the case of a member of the Vivendi Group or any of their Permitted Transferees, as of the date following the closing of an IPO on which the members of the Vivendi Group no longer collectively Beneficially Own shares representing at least 5% of the total voting power represented by the outstanding Company Stock and (ii) in the case of any other Stockholder (including any member of the GE Group), as of the closing of an IPO;

           (b) the consent rights of the Vivendi Representative in Section 3.1(a) shall terminate upon the earliest to occur of (i) an IPO, (ii) a Vivendi Change of Control or (iii) the date on which the Vivendi Group falls below the ownership threshold set forth in Section 3.1(a);

           (c) the consent rights of the Vivendi Representative in Section 3.1(b) shall terminate upon the earliest to occur of (i) an IPO, (ii) a Vivendi Change of Control or (iii) the date on which the Vivendi Group falls below the ownership threshold set forth in Section 3.1(b);

           (d) the Board designation rights of Vivendi in Section 3.2(a) shall terminate upon a Vivendi Change of Control;

           (e) the information rights of the Vivendi Representative in Sections
4.1 and 4.2 shall terminate upon the earlier of a Vivendi Change of Control or the date on which the Vivendi Group falls below the ownership threshold set forth in such sections; and

           (f) the rights of the Vivendi Group under Sections 4.7 and 4.8 shall terminate on the earliest to occur of (i) a Vivendi Change of Control, (ii) an IPO and (iii) such date as the Vivendi Group falls below the ownership thresholds set forth in such sections (if applicable);

provided that (i) a Vivendi Change of Control shall not be deemed to have occurred if GE agrees to waive such termination event, such waiver not to be unreasonably withheld or delayed, and (ii) no such termination shall relieve any party of liability for any breach of any such provision prior to such termination.

           6.9 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of New York applicable to agreements to be performed entirely within such state, including all matters of construction, validity and performance, without regard to the conflict of Law principles of such state to the extent that they would apply the Law of a different jurisdiction.

           6.10 Jurisdiction; Waiver of Jury Trial.

           (a) Each party to this Agreement hereby irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement shall be brought in the United States District Court for the Southern District of New York, unless federal jurisdiction does not exist, in which case any such action, suit or proceeding shall be brought in the Delaware Chancery Court or, if such court lacks jurisdiction, the Supreme Court of the State of New York, New York County. Each party hereto agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that it is not subject personally to the jurisdiction of any such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement, or the subject matter hereof may not be enforced in or by any such court. Each party hereto further and irrevocably submits to the jurisdiction of any such court in any action, suit or proceeding.

           (b) Each party to this Agreement hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right that such party may have to a trial by jury of any claim or cause of action directly or indirectly based upon or arising out of this Agreement, or any of the transactions contemplated herein.

           6.11 Mediation. Prior to commencing legal action with respect to any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation hereof, or any arrangements relating hereto or contemplated herein or the breach, termination or invalidity hereof (collectively, "Disputes"), a party will notify the other party in writing of any such Dispute (a "Dispute Notice"). Following receipt of a Dispute Notice by a party, the parties shall jointly appoint a mediator and shall attempt in good faith to resolve any Dispute promptly by confidential mediation pursuant to the then current mediation procedures of the CPR Institute for Dispute Resolution (the "CPR"). If the parties cannot agree upon a mediator within five (5) days of receipt of the Dispute Notice by a party, the parties will ask the CPR to appoint a mediator promptly. If the Dispute is not resolved for any reason within thirty (30) days of the Dispute Notice (unless the period of time is extended by the parties in writing), either party may commence legal action in accordance with the other provisions hereof. Nothing contained in this Section
6.11 shall preclude a party from seeking injunctive relief if the prerequisites to obtaining injunctive relief, including irreparable harm, are otherwise satisfied.

           6.12 Assignment. Neither this Agreement nor any right or obligation arising under this Agreement may be assigned by any party without the prior written consent of the other parties, other than to a Permitted Transferee of the assignor. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, and no other Person shall have any right, benefit or obligation under this Agreement.

           6.13 Amendments; Waivers. This Agreement may be amended, modified or supplemented by the Company with the written consent of (a) GE, (b) Vivendi, but only for so long as the shares of Company Stock collectively Beneficially Owned by members of the Vivendi Group constitute at least 5% of the total voting power represented by the outstanding shares of Company Stock (for this purpose, prior to an IPO, without giving effect to any issuance of Company Stock after the date hereof), and (c) to the extent (and only to the extent) any particular holders of Company Stock including the members of Vivendi Group would be uniquely and adversely affected by such amendment, modification or supplement, by such holder or a majority (by number of shares) of any other holders of Company Stock whose interests as a group would be adversely affected by such amendment, modification or supplement. Notwithstanding the foregoing, Sections 2.1, 2.2 and 4.3 shall not be amended, modified or supplemented by the Company in a manner adverse to Vivendi without the prior written consent of Vivendi. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver of such right, power or privilege nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as otherwise provided in this Agreement, the rights and remedies provided under this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Law.

           6.14 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

           6.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same document. Each of the parties hereto (a) has agreed to permit the use, from time to time, of faxed or otherwise electronically transmitted signatures in order to expedite the consummation of the transactions contemplated hereby, (b) intends to be bound by its respective faxed or otherwise electronically transmitted signature, (c) is aware that the other parties hereto will rely on the faxed or otherwise electronically transmitted signature, and (d) acknowledges such reliance and waives any defenses to the enforcement of the documents effecting the transaction contemplated by this Agreement based on the fact that a signature was sent by fax or otherwise electronically transmitted.

           6.16 Remedies. Each party, in addition to being entitled to exercise all rights granted by Law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. In any action or proceeding brought to enforce any provision of this Agreement or where any provision of this Agreement is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

           6.17 Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article of or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Reference to a Person are also to its permitted successors and assigns.

           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                NATIONAL BROADCASTING COMPANY, INC.

                                By: /s/ Lynn Calpeter
                                    ------------------------------------------
                                    Name: Lynn Calpeter
                                    Title: Chief Financial Officer, Treasurer,
                                           Executive Vice President



                                GENERAL ELECTRIC COMPANY

                                By: /s/ Robert C. Wright
                                    ------------------------------------------
                                    Name: Robert C. Wright
                                    Title: Vice Chairman



                                NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                By: /s/ Lynn Calpeter
                                    ------------------------------------------
                                    Name: Lynn Calpeter
                                    Title: Vice President, Treasurer


                                800 shares of Class A Common Stock



                                VIVENDI UNIVERSAL, S.A.

                                By: /s/ Robert de Metz
                                    ------------------------------------------
                                    Name: Robert de Metz
                                    Title: Senior Executive Vice President

                                UNIVERSAL STUDIOS HOLDING III CORP.

                                By: /s/ George E. Bushnell III
                                    ------------------------------------------
                                    Name: George E. Bushnell III
                                    Title: President


                                200 shares of Class B Common Stock

                                                                     EXHIBIT A


                            General Electric Company
                            3135 Easton Turnpike, W3
                               Fairfield, CT 06431

                                                        ____ __, 2___

NBC Telemundo, Inc.
30 Rockefeller Plaza
New York, NY  10112
Attn: President


Ladies and Gentlemen:

           Reference is made to the Stockholders Agreement, dated as of May 11, 2004 (the "Stockholders Agreement"), by and among General Electric Company, a New York corporation ("GE"), National Broadcasting Company Holding, Inc., a Delaware corporation and a wholly-owned Subsidiary of GE ("NBCH"), National Broadcasting Company, Inc., a Delaware corporation and a wholly-owned Subsidiary of NBCH (including its successors, the "Company"), Vivendi Universal, S.A., a societe anonyme organized under the Laws of France, and Universal Studios Holding III Corp., a Delaware corporation and a Subsidiary of Vivendi ("Holding" and, together with NBCH and any Person who is added to the Stockholders Agreement pursuant to Section 2.1 or, prior to an IPO, Section 6.4 of the Stockholders Agreement, the "Stockholders"). Capitalized terms used herein without definition shall have the respective meanings set forth in the Stockholders Agreement.

           Pursuant to Section 4.5(b) of the Stockholders Agreement, GE hereby guarantees the payment in full to NTI of all amounts due or payable under [Replacement Security], issued by [name of issuing GE Subsidiary] (the "Subsidiary Issuer"), dated [_______] (herein, the "Security") (including, without limitation, all dividends accrued under the Security but which have not been declared as dividends by the Board of Directors of the Subsidiary Issuer or if declared, have not been paid to NTI). GE's obligation under this guarantee may be fulfilled by GE causing HoldCo to make a capital contribution to NTI of all amounts due to NTI under this guarantee.

                     Please evidence your agreement with the foregoing by executing a copy of this letter agreement and returning it to us.

                                Very truly yours,


                                GENERAL ELECTRIC COMPANY


                                By:
                                    -----------------------------------------
                                    Name:
                                    Title:







Acknowledged and agreed to
as of the date first written above:

NBC TELEMUNDO, INC.


By:
    -------------------------------------
    Name:
    Title:

                                                                     EXHIBIT B

                            General Electric Company
                            3135 Easton Turnpike, W3
                               Fairfield, CT 06431

                                                           ____ __, 2___

NBC Telemundo, Inc.
30 Rockefeller Plaza
New York, NY  10112
Attn: President

Ladies and Gentlemen:

           Reference is made to the Stockholders Agreement, dated as of May 11, 2004 (the "Stockholders Agreement"), by and among General Electric Company, a New York corporation ("GE"), National Broadcasting Company Holding, Inc., a Delaware corporation and a wholly-owned Subsidiary of GE ("NBCH"), National Broadcasting Company, Inc., a Delaware corporation and a wholly-owned Subsidiary of NBCH (including its successors, the "Company"), Vivendi Universal, S.A., a societe anonyme organized under the Laws of France, and Universal Studios Holding III Corp., a Delaware corporation and a Subsidiary of Vivendi ("Holding" and, together with NBCH and any Person who is added to the Stockholders Agreement pursuant to Section 2.1 or, prior to an IPO, Section 6.4 of the Stockholders Agreement, the "Stockholders"). Capitalized terms used herein without definition shall have the respective meanings set forth in the Stockholders Agreement.

           Pursuant to Section 4.5(c) of the Stockholders Agreement, GE hereby guarantees the payment in full to NTI of all amounts due or payable under the [Subsidiary Preferred Stock], issued by [name of issuing GE Subsidiary] (the "Subsidiary Issuer") on ____ __, ____ (including, without limitation, all dividends accrued under such Subsidiary Preferred Stock but which have not been declared as dividends by the Board of Directors of the Subsidiary Issuer or if declared, have not been paid to NTI). GE's obligation under this guarantee may be fulfilled by GE causing HoldCo to make a capital contribution to NTI of all amounts due to NTI under this guarantee.

                     Please evidence your agreement with the foregoing by executing a copy of this letter agreement and returning it to us.

                                    Very truly yours,


                                    GENERAL ELECTRIC COMPANY


                                    By:
                                        ---------------------------------------
                                        Name:
                                        Title:







Acknowledged and agreed to
as of the date first written above:

NBC TELEMUNDO, INC.


By:
    --------------------------------------
    Name:
    Title: